Exhibit 99.3

April 17, 2017

Dear Shareholder,

The Board of Directors of Premier Bancshares, Inc. “The Company” executed a Definitive Agreement on January 30, 2017 to sell the Company to First Guaranty Bancshares, Inc. “First Guaranty” of Hammond, Louisiana.

The Board considered the possibility of a sale of the Bank or a merger with a larger institution. The Board employed an investment banking firm to advise and assist in identifying potential merger partners. Early in the process First Guaranty was identified as a possible merger partner and having an interest in the Texas market.

After several conversations a Letter of Intent was presented and due diligence was performed. Within a few months negotiations were settled thus the signing of the Definitive Agreement to sell.

The transaction is subject to regulatory approval and approval by our shareholders.

Please review the enclosed Proxy statement to learn of the details of the sale and the time and place of the PBI shareholders meeting.

If you have any questions please call CEO Doug Sanders at 817-502-6614.

Regards,

J. Douglas Sanders	Joe L. Williams	Bruce McAnally
President/CEO	Chairman	Chairman
Premier Bancshares, Inc.	Premier Bancshares, Inc.	Synergy Bank, SSB
Synergy Bank, SSB